EXHIBIT 1.4

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EXHIBIT 1.4

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EXHIBIT 1.4

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EXHIBIT 1.4

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EXHIBIT 1.4

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EXHIBIT 1.4

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EXHIBIT 1.4

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DATED 23 December 1992

ELSEVIER NV

- and -

REED HOLDING B.V.

RHBV AGREEMENT

SALE AGREEMENT

T H I S A G R E E M E N T is made on 23 December 1992
BETWEEN:-

(1) ELSEVIER NV whose corporate seat is in Amsterdam and whose principal office is at Van de Sande Bakhuyzenstraat 4, PO Box 470, 1000 AL Amsterdam, The Netherlands ("Elsevier"); and

(2) REED HOLDING B.V., a company incorporated in The Netherlands whose corporate seat is in Amsterdam (Amsterdam Chamber of Commerce No 241739) ("RHBV").

IT IS AGREED as follows:-

1 INTERPRETATION

The headings shall not affect the interpretation of this Agreement. In this Agreement, unless the context otherwise requires:-

"Communication" means any communication or document including process in any legal action or proceedings;

"Completion" means the completion of the issue of Exchange Shares pursuant to Clause 2 which shall take place at the same time and place as completion of the Implementation Agreement;

"Elsevier Articles" means the articles of association of Elsevier set out in Document C in the agreed terms referred to in the Implementation Agreement;

"Elsevier Shares" means ordinary shares in Elsevier of one Dutch guilder (NLG 1.00) each having the rights set out in the Elsevier Articles;

"Exchange Shares" means 4,049,951 shares of the series R of one

Dutch guilder (NLG 1.00) each in Elsevier having the rights set out in the Elsevier Articles and includes any Elsevier Shares arising on conversion of Exchange Shares;

"Governing Agreement" means the Governing Agreement to be dated 1 January 1993 between Elsevier and Reed relating to their relationship following the Merger;

"Implementation Agreement" means the Implementation Agreement dated 30 October 1992 between Elsevier and Reed relating to the Merger;

"Merger" means the merger of the businesses of Elsevier and Reed (subject to certain limited exceptions) pursuant to the Implementation Agreement;

"Reed" means Reed International P.L.C., a company incorporated in England;

"ROBV" means Reed Overseas BV, a company incorporated in The Netherlands (Amsterdam Chamber of Commerce File No 241.702);

"ROBV Shares" means the entire issued share capital of ROBV; and

"Supervisory Board" means the supervisory board of Elsevier.

2 SALE OF EXCHANGE SHARES

At Completion, RHBV shall contribute the beneficial and legal title to the ROBV Shares to Elsevier as payment on the Exchange Shares to be issued by Elsevier to RHBV. The Exchange Shares shall be issued at par and the ROBV Shares shall be contributed free from all claims, charges, liens, equities, encumbrances and other third party rights and together with all rights attaching thereto at Completion.

At Completion, RHBV and Elsevier shall deliver a duly executed deed of issuance, subscription and contribution in respect of the issuance of the

Exchange Shares to RHBV against the contribution by RHBV of the ROBV Shares to Elsevier.

3 RHBV UNDERTAKING

3.1 RHBV undertakes that it will not without Elsevier's consent:

(i) engage in any business other than the holding of the Exchange Shares;

(ii) dispose of, grant or create, or permit or suffer the granting or creation of, any mortgage, charge, pledge or lien, or any security interest whatsoever, howsoever created or arising, over, any Exchange Shares or any interest therein or any rights arising therefrom; Provided that this paragraph (ii) shall not apply for such time (if any) as a Notice of Suspension (as defined in Clause 9 of the Governing Agreement) is in force if the Party giving Notice (as defined in such Clause) is Reed;

(iii) upon conversion of the Exchange Shares elect to convert into Elsevier Shares in bearer form or, following conversion into Elsevier Shares in registered form, exchange such shares for Elsevier Shares in bearer form; or

(iv) exercise the voting rights attaching to the Exchange Shares on any resolution to recommend a person for election to the Supervisory Board or to object to a person whom the Supervisory Board propose to elect to the Supervisory Board; Provided that this restriction will not apply if Elsevier is in breach in a material respect of the Governing Agreement and fails to remedy such breach (if capable of remedy) within 14 days of its being required to do so by Reed, or if, as a result of the failure of one or more members of the Supervisory Board, through default or neglect, the Supervisory Board members have collectively failed to comply with the undertakings to Reed in

the form set out in Schedule 3 to the Governing Agreement (or such other form as Reed may have approved).

4 OTHER PROVISIONS

4.1 Counterparts This Agreement may be entered into in any number of counterparts and by the parties to it on separate counterparts, each of which when so executed and delivered shall be an original, but all the counterparts shall together constitute one and the same instrument.

4.2 Remedies Neither party shall seek to recover, pursue any claim for, or enforce any judgment for, damages against the other in respect of any dispute arising out of or in connection with this Agreement provided that this Clause shall not prevent either party from:-

(a) exercising or enforcing any rights or obligations arising under this Agreement; or

(b) seeking or pursuing such other remedies (including, but not limited to, specific performance and injunctive or declaratory relief) as may be available in respect of any such dispute.

4.3 Notices

4.3.1 Form of Notice Any Communication which either party may desire to give or deliver in connection with this Agreement shall be:-

(i) in writing;

(ii) delivered by hand or sent by prepaid first class post or by fax to the addressee at its address or fax number set out in Clause 4.3.3; and

(iii) marked in the manner described in Clause 4.3.3.

4.3.2 Time of Service A Communication shall be deemed to have been given, if delivered by hand, at the time of delivery, if sent by post, on the second business day after the envelope or package containing the same shall have been put into the post or, if sent by fax, on the business day following the day on which the same shall have been transmitted (provided that a copy of the Communication is delivered by another means permitted by this Clause as soon as practicable).

4.3.3 Addresses The current addresses and fax numbers of and exterior markings required by the parties for purposes of Communications are as follows:-

Elsevier NV

Address:	Van de Sande Bakhuyzenstraat 4, P O Box 470, 1000 AL Amsterdam, The Netherlands
Fax Number:	3120 683 2617
Requisite Marking:	"Urgent" - For attention of the Secretariat of the Management Board"

Reed Holding B.V.

Address:	Reaal 2 f, 2353 TL, Leiderdorp, The Netherlands
Fax Number:	3171 896 656
Requisite Marking:	"Urgent" - For attention of the Secretariat of the Management Board"

The parties may change their address, fax number or the requisite marking for the purpose of receipt of Communications by serving notice on the other party in accordance with this Clause.

4.3.4 Proof of service In proving service of a Communication it shall be sufficient to prove that the envelope containing

such Communication was properly addressed and delivered either to the address shown thereon or into the custody of the postal authorities as a prepaid first class letter, or that facsimile transmission of the Communication was made after obtaining in person or by telephone appropriate evidence of the capacity of the addressee to receive the same, as the case may be.

4.4 Governing Law and Submission to Jurisdiction This Agreement and, except as expressly referred to therein, the documents to be entered into pursuant to it shall be governed by and construed in accordance with the law of The Netherlands and the parties irrevocably agree that the courts of The Netherlands are to have exclusive jurisdiction to settle any dispute which may arise out of or in connection with this Agreement and such documents.

I N W I T N E S S whereof this Agreement has been duly executed.

SIGNED by Erik Ekker
for and on behalf of ELSEVIER NV
in the presence of:-
B. M. A. Boom

SIGNED by Laura C. Meijer
for and on behalf of REED HOLDING B.V.
in the presence of:-
Jeremy Parr
Solicitor
59/67 Gresham St
London EC2V 7JH